August 1, 2014
MICHAEL A. BROWN	EMAIL MBROWN@FENWICK.COM DIRECT DIAL (415) 875-2432

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jeffrey P. Riedler
Johnny Gharib
Daniel Greenspan
Dana Hartz
James Rosenberg

Re:	Dermira, Inc.
Confidential Draft Registration Statement on Form S-1
Confidentially Submitted June 26, 2014
CIK No. 0001557883

Dear Mr. Riedler:

On behalf of Dermira, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (CIK No. 0001557883) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2014 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 24, 2014 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier three copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

The Company is also supplementally providing the Staff with certain information as Attachment A to the copy of this letter that is being transmitted by overnight courier.  The Company requests, pursuant to Rule 418(b) (“Rule 418(b)”) promulgated under the Securities Act of 1933, as amended (“Securities Act”), that the Staff return Attachment A to the Company once the Staff has completed its review. The Company requests that such information be treated confidentially, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

General

1.                                      We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

The Company acknowledges the Staff’s comment and will provide the Staff with copies of all exhibits as promptly as possible.

2.                                      We note that you intend to request confidential treatment for portions of information contained in your exhibits. If you have not done so, please submit your application for confidential treatment as soon as possible so that we may begin our review of your request. Any staff comments to your application will be sent separately from comments to your draft registration statement.

The Company acknowledges the Staff’s comment and pursuant to a telephone conversation between Johnny Gharib of the Staff and the undersigned, Mr. Gharib confirmed that the Staff has received the Company’s application for confidential treatment for portions of information contained in Exhibits 10.9 and 10.10 to the Registration Statement.  In connection with the Staff’s comment 30 set forth in the Letter, the Company is concurrently submitting an additional application requesting confidential treatment for portions of information contained in the Right of First Negotiation Agreement between the Company and Maruho Co., Ltd.

3.                                      Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company acknowledges the Staff’s comment and confirms that the Company currently anticipates that the graphics included in the Registration Statement, as well as the new graphics included in the Amendment, are the only graphics the Company will use in the prospectus. In the event that the Company does intend to use additional graphics, the Company will provide those graphics to the Staff as promptly as possible.

4.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully advises the Staff that it has not provided, and it has not authorized any person to do so on the Company’s behalf, in reliance on Section 5(d) of the Securities Act, any written communications to potential investors. In the event that the Company presents to potential investors in reliance on Section 5(d), it will provide the Staff with copies of all such written communications.

In addition, the Company respectfully advises the Staff that the underwriters have informed the Company that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act

by any broker or dealer that is participating or is expected to participate in the Company’s offering. To the extent any such research reports are published or distributed in the future, the Company will provide the Staff with any such communications or reports.

Summary

Our Product Candidates, page 1

5.                                      Where the following terms first appear in the prospectus, please give the meaning and significance of such terms in plain language that may be understood by a lay reader not acquainted with the relevant industry or scientific field.

•                  biologic tumor necrosis factor-alpha inhibitor; and

•                  anticholinergic

In response to the Staff’s comment, the Company has revised the Registration Statement on page 2 to provide the meaning and significance of these terms.

Selected Risks Associated with Our Business, page 4

6.                                      Please expand your summary risk factor discussion to disclose that the opinion you received from your independent registered public accounting firm raises substantial doubt about your ability to continue as a going concern.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 6.

Risk Factors

Risks Related to Development Regulatory Approval and Commercialization

Our product candidates may cause undesirable side effects or have other…, page 26

7.                                      Please expand your disclosure in this risk factor to describe any serious adverse side effects that are located on the box warning for Cimzia.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 27.

Industry and Market Data, page 61

8.                                      Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statement on page 61 that neither you nor the underwriters “have independently verified the accuracy or completeness of any third-party information” could imply that you are not taking liability for the statistical and other industry and market data included in your registration statement. In this regard, we note that you state that you “believe that the information from these industry publications that is included in this prospectus is reliable.” However, in order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete the portion of your statement on page 61 which states that you have not independently verified the third-party information or include a statement specifically acknowledging responsibility for the accuracy of the statements and potential liability under the federal securities laws.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 62.

Use of Proceeds, page 62

9.                                      Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified on page 62. If the company has specific purposes in mind for the use of proceeds, you must disclose the estimated net amount of the proceeds broken down into each principal intended use. This is required even if management will have broad discretion in allocating the proceeds and the amount and timing of your actual expenditures may vary significantly from your current intentions. For example, if you currently expect that proceeds will be allocated to complete an ongoing or planned clinical trial or in connection with the submission of a BLA to the FDA, please disclose this and estimate the corresponding funds needed. Please make any necessary conforming changes to the Prospectus Summary as well.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 8, 60 and 63.

10.                               To the extent practicable, please disclose how far in the development stage for Cimizia and DRM04, you estimate the offering proceeds along with the proceeds from the concurrent private placement will enable you to reach.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 63 and 64.

Critical Accounting Policies and Significant Estimates
Common Stock Valuation and Stock-Based Compensation, page 83

11.                               We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

The Company acknowledges the Staff’s comment and will supplementally provide the requested analysis once an estimated initial public offering price range is determined.

Business

12.                               We note that in various places throughout your prospectus you refer to “clinically significant” and “clinically meaningful” results. Please revise your disclosure to explain what you mean by these terms the first time you use them and clarify how these concepts differ from “statistical significance.” In addition, please explain the relevance of statistical significance to the FDA’s evidentiary standards for drug and biologic approval.

In response to the Staff’s comment, the Company has revised the Registration Statement to remove references to clinically significant and clinically meaningful throughout the Registration Statement and revised the Registration Statement on pages 104 and 105 to explain what the Company means by statistical significance.

13.                               When you discuss your end-of-Phase 2 meeting with UCB Pharma S.A. and the FDA that occurred in June 2014, please summarize the nature of the discussions, relevant feedback from the FDA and other material information that was communicated among the parties.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 97 and 107.

Our Product Candidates

Cimzia, page 94

14.                               We note that you intend to work with UCB to file an investigational new drug application (“IND”) for Cimzia for the treatment of moderate-to-severe plaque psoriasis with the FDA in the second half of 2014. Please disclose whether one or more INDs covered the two completed Phase 2 trials for plaque psoriasis conducted by UCB and if, so, the filing date and sponsor. If an IND was not in effect for each of these trials, please disclose the reason why.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 97 and 107.

Moderate-to-Severe Plaque Psoriasis Treatments: Options and Limitations, page 96

15.                               Please briefly explain, in laymen’s terms, the role that TNF plays in the inflammatory process of psoriasis and the way in which TNF inhibitors interrupt this process.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 98-99.

16.                               Please provide attribution for your statement on page 97 that “it is estimated that roughly half of moderate-to-severe plaque psoriasis patients remain unsatisfied with their treatment options.”

In response to the Staff’s comment, the Company has revised the Registration Statement on page 100 and is supplementally providing as Attachment A the support for the Company’s statement that “it is estimated that roughly half of moderate-to-severe plaque psoriasis patients remain unsatisfied with their treatment options.”  The supplemental material included as Attachment A to this letter is being transmitted by overnight courier.  The Company requests pursuant to Rule 418(b), that the Staff return the materials included as Attachment A to the Company once the Staff has completed its review.

The Cimzia Solution, page 97

17.                               Please clarify who conducted the cross-study comparison of efficacy data that you discuss at the bottom of page 97 and how the data were obtained.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 100.

18.                               In your discussion of the cross-study comparison that continues on page 98, please address the methodological limitations inherent in conducting such meta-analysis. In addition, please disclose the extent to which the findings of the cross-study comparison can and will be used to support the company’s future biologics license application for Cimzia.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 101.

19.                               Please disclose the frequency with which adverse events associated with Cimzia were observed in your clinical studies and compare this to the severity and frequency of adverse reactions associated with other TNF inhibitors.

In response to the Staff’s comment, the Company has revised the table in the Registration Statement on page 106 to disclose the frequency with which adverse events associated with Cimzia were observed in the Phase 2 clinical studies. The Company respectfully advises the Staff that the Company’s statement that “the safety profile of Cimzia in these Phase 2 clinical trials in psoriasis was consistent with that observed in previous Cimzia clinical trials in other indications, as well as in clinical trials of other TNF inhibitors” was taken from an article publishing the Cimzia Phase 2 clinical trials results set forth in the British Journal of Dermatology, as disclosed in the Registration Statement.

DRM04

Clinical Development, page 106

20.                               Please identify the anticholinergic reference agent that you tested in the Phase 2a clinical trial discussed on pages 106-109.

The Company respectfully advises the Staff that the Company has not disclosed the anticholinergic reference agent discussed in the Registration Statement because the identity of the agent is a confidential trade secret and disclosing it would harm the Company’s competitive position, as further described in the Company’s application for confidential treatment for portions of information contained in Exhibit 10.10, dated June 26, 2014 and previously submitted to the Staff for review.

21.                               Please revise to clarify that all 12 patients treated with the reference agent rated their disease severity as a three or a four on the Hyperhidrosis Disease Severity Scale at the start of therapy. If this was not the case, please advise.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 110.

22.                              Please address whether the trial was powered to demonstrate statistical significance and, if so, disclose any associated p-values. If not, please discuss the implications of the lack of statistical significance with respect to any observations regarding the efficacy of the reference agent.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 112.

Phase 2b Clinical Program, page 109

23.                               Please disclose when you began enrolling patients for your Phase 2b trials of patients with primary axillary hyperhidrosis and the number of patients enrolled to date.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 112.

Competition

Moderate-to-Severe Plaque Psoriasis, page 111

24.                               We note that the system treatments for plaque psoriasis include oral products such as methotrexate, cyclosporine and acetretin. Please expand your disclosure to identify which companies market these products.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 121.

Intellectual Property, page 113

25.                               Please expand your disclosure regarding your material patents and patent applications for DRM04 to state:

•                  the number of issued patents and the number of patent applications in the U.S. relating to DRM04;

•                  the specific foreign jurisdictions, if any, in which you have rights to patents and patent applications relating to DRM04 and the numbers associated with each;

•                  the expiration dates of your foreign patents and expected expiration dates of you r foreign patent applications;

•                  whether each of these patents and patent applications is owned or licensed from a third party, identifying the third party if applicable; and

•                  the type of protection provided by each patent and patent application, e.g., composition of matter, use or process

In response to the Staff’s comment, the Company has revised the Registration Statement on page 124.

26.                              We note that you have patent and patent applications related to Cimzia which are licensed to you under the UCB agreement. However, we note that you only provide information regarding six issued U.S. patents and two issued Canadian patents. Please expand your disclosure as necessary to also provide information regarding any material licensed patent applications for Cimzia as well.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 124. The Company respectfully advises the Staff that the UCB Agreement grants the Company a license to market Cimzia for the treatment of moderate-to-severe plaque psoriasis to dermatologists in the United States and Canada upon regulatory approval.  The Registration Statement discloses the six issued U.S. patents and two issued Canadian patents licensed to us under the UCB agreement because these are the only patents that are relevant to the Company’s commercialization license.  There are currently no pending patent applications related to Cimzia in the United States and Canada that are relevant to the Company’s commercialization license.  The Company has no rights to any issued or pending patent applications related to Cimzia outside of the United States and Canada.

27.                               With regard to your licensed patents and patent applications for Cimzia, we note that you have provided the jurisdictions where patents have been issued and the expiration date of these patents. Please expand your disclosure to also provide the type of patent protection afforded by your patents for Cimzia. With respect to the licensed patent applications for Cimzia, please disclose the number of such applications, the relevant jurisdictions, the type of patent protection sought and the expected expiration dates if the patents are granted.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 124. The Company also respectfully refers the Staff to the Company’s response to comment 26 above.

Collaborations and License Agreements

Agreements with Rose U and Stiefel, page 116

28.                               We note that in connection with the license agreement you entered into a letter agreement with Stiefel pursuant to which you assumed Rose U’s obligation to make a payment to Stiefel arising from the commercialization of products developed using the licensed data. Please expand your disclosure to quantify the amount of this payment.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 128.

29.                               We note your disclosure that the Rose U license agreement remains in effect until a “certain” number of years following the first commercial sale of a licensed product have elapsed or if later, the date that the last patent or patent application in the licensed patent rights expires. Please revise your disclosure to provide the specific number of years following the first commercial sale of licensed product and, as of the most current date practicable, the expiration date of the last to expire patent or patent pending approval on which the duration of the agreement is conditioned.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 128.

Certain Relationships and Related Party Transactions

Agreement with Maruho, page 149

30.                               Please disclose the nature of Maruho’s relationship to the company and include the Maruho Right of First Negotiation Agreement as an exhibit to the registration statement.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 161 and is filing the Right of First Negotiation Agreement as an exhibit to the Registration Statement. The Company is concurrently submitting an application requesting confidential treatment for portions of information contained in the Right of First Negotiation Agreement.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2432, or, in his absence, Morgan R. Casey, Esq. at (415) 875-2448.

Sincerely,

FENWICK & WEST LLP

/s/ Michael A. Brown

Michael A. Brown

cc:                                Thomas G. Wiggans, Chief Executive Officer

Andrew Guggenhime, Chief Operating Officer and Chief Financial Officer
Dermira, Inc.

Douglas N. Cogen, Esq.

Morgan R. Casey, Esq.

Fenwick & West LLP

Andrew S. Williamson, Esq.

David G. Peinsipp, Esq.

Charles S. Kim, Esq.

Cooley LLP

Frances D. Schulz

Ernst & Young LLP